Exhibit (a)(6)

Converium Holding Ltd.
Dammstrasse 19
P.O. Box
6300 Zug
Switzerland
Phone +41 44 639 9393
www.converium.com
BY FAX AND E-MAIL
Mr Denis KESSLER
Chairman and Chief Executive Officer
SCOR
1 Avenue du Général de Gaulle
92074 Paris La Défense Cedex
France
Date 2 March 2007
Dear Denis
Thank you for your letter dated 28 February 2007 and we take note of your desire to hold discussions with Converium regarding a potential combination of our two groups.
As you have seen in the meantime we deservingly received our rating upgrade which demonstrates S&P’s conviction regarding our current strategy and business franchise. We are very satisfied to have achieved this result on our own.
Converium’s management and Board of Directors have clearly outlined their stance towards your original proposals in the presentation made on 28 February 2007. However, as previously indicated to you, we are not opposed to listening to any amended proposals you may have.
Should you prefer, our respective advisors can meet to listen to your current thoughts. You will however understand that we shall continue not to commit to any confidentiality undertaking relating to such discussions.
Yours sincerely
/s/ Markus Dennler
Markus Dennler
Chairman of the Board of Directors
Converium Holding Ltd

cc:	Ms lnga Beale, Chief Executive Officer, Converium